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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KUHNS BROTHERS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

558 LIME ROCK ROAD
(No. and Street)

LAKEVILLE	CT	06039
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THADDEUS NORTH (860) 435-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

142 LOWELL ROAD, UNIT 17 #219	HUDSON	NH	03051
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THADDEUS NORTH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KUHNS BROTHERS SECURITIES CORPORATION, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF COMPLIANCE OFFICER

Title

Notary Public



DEBBIE CONETTA
NOTARY PUBLIC
STATE OF CONNECTICUT
MY COMM. EXP.04-30-2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KUHNS BROTHERS SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2015

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON NH 03051 TEL (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Kuhns Brothers Securities Corporation

We have audited the accompanying statement of financial condition of Kuhns Brothers Securities Corporation as of December 31, 2015, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Kuhns Brothers Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuhns Brothers Securities Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency in January 2016 that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Kuhns Brothers Securities Corporation's financial statements. The supplemental information is the responsibility of Kuhns Brothers Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH 03051

February 24, 2016

KUHNS BROTHERS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	3,842
Accounts & other receivables	53,961
Deposit with clearing organizations	8,603
Customer list, at cost less accumulated amortization of $78,250	11,750
Equipment, at cost less accumulated depreciation of $33,030	-
Total assets	78,156

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses	3,505
Accrued clearing expenses	28
Unsecured debit liability	2,356
Total liabilities	5,889
Stockholders' equity	
Common stock, $.01 par value; authorized 100 shares, 100 issued and outstanding	1
Additional paid-in capital	3,953,350
Retained earnings (deficit)	(3,881,084)
Total stockholders' equity	72,267
Total liabilities and stockholders' equity	78,156

The accompanying notes are an integral part of these financial statements.

KUHNS BROTHERS SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Fee income	$ 4,209
Interest income	2
Total revenue	4,211
Expenses:	
Employee compensation and benefits	43,600
Occupancy	20,568
Regulatory and professional fees	32,844
Communications	1,811
Depreciation & amortization	6,000
Other expenses	25,602
Total expenses	130,425
Net income (loss) before taxes	(126,214)
Provision for income taxes	898
Net income	$ (127,112)

The accompanying notes are an integral part of these financial statements.

KUHNS BROTHERS SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total
Balance at beginning of the year	$ 1	$ 3,860,350	$ (3,753,972)	$ 106,379
Capital contributions		93,000	-	93,000
Net income (loss)	-	-	(127,112)	(127,112)
Balance at end of the year	$ 1	$ 3,953,350	$ (3,881,084)	$ 72,267

The accompanying notes are an integral part of these financial statements.

KUHNS BROTHERS SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:		
Net income	$	(127,112)
Adjustments to reconcile net income to net cash used in operating activities:		
Amortization & Depreciation		6,000
Increase in accounts & other receivable		(1,197)
Increase in broker security deposit		(1)
Decrease in accounts payable		(2,159)
Increase in accrued expenses		1,480
Decrease in accrued clearing expenses		(38)
Decrease in due to affiliate		(750)
Net cash provided (used) by operating activities	$	(123,777)
Cash flows from investing activities:		
None		-
Cash flows from financing activities:		
Capital contributions		93,000
Net increase (decrease) in cash	$	(30,777)
Cash at the beginning of the year		34,618
Cash at end of the year	$	3,841
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest payments	$	-
Income tax payments	$	1,350

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

KUHNS BROTHERS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was incorporated under the laws of the State of Delaware on March 15, 1999. It serves as a Broker Dealer in securities and provider of financial services.

Revenue And Expenses
Commission revenue and related expenses are recognized on the accrual basis using the trade date method.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the assets. Depreciation expense for 2015 was $0.

Compensated Absences
Compensated absences for sick pay and personal time have not been accrued since they cannot be reasonably estimated. The Company's policy is to recognize these costs when actually paid.

Management's Review for Subsequent Events
Management had evaluated subsequent events through February 24, 2016, the date which the financial statements were available to be issued.

On January 4, 2016, the Company's net capital as computed under SEA Rule15c3-1 was $880. This amount was is deficient under SEA Rule 17a-11(b) which requires the Company to maintain a minimum net capital of $5,000. The Company's notified the SEC and FINRA of the deficiency as required under SEA Rule 17a-11. The Company has suspended business operations as per the requirements of FINRA Rule 4110(b)(1).

NOTE 2- NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's (SEC) regulations and operating guidelines that require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $6,556 at December 31, 2015, which exceeded required net capital of $5,000 by $1,556. The ratio of aggregate indebtedness to net capital at December 31, 2015 was 89.8%.

NOTE 3- INCOME TAXES

There exist differences in timing of revenue and expense items between Generally Accepted Accounting Principles, the Internal Revenue Code, and the CT Tax code. Deferred income taxes summarizes these differences at the balance sheet date.
The Company files a consolidated federal tax return with its parent and records its share of the consolidated federal tax expense on a separate return basis. The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ 0	$ 898	$ 898
Deferred	0	0	0
	$ 0	$ 898	$ 898

The Company receives or remits amounts currently receivable or payable from or to its parent company, Kuhns Brothers, Inc. The Company's balance sheet as of December 31, 2015 reflects $0 payable to Kuhns Brothers, Inc. The Company remitted $600.00 on December 31, 2015 for the Company's portion of the consolidated income tax expense of the parent.

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of December 31, 2015.

KUHNS BROTHERS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2015

NOTE 4- COMMITMENTS AND CONTINGENCIES

The Company's commitment to an operating lease for office space expired October 30, 2015. The Company does not currently have any future minimum lease payments.

Rent expense for the year ending December 31, 2015 was $20,568.

NOTE 5- GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Due to a lack of regulatory capital, the Company on January 4, 2016 suspended business operations. If at a future date the Company obtains sufficient capital to meet regulatory requirements, the Company will re-commence business operations.

The ability of the Company to continue as a going concern is dependent upon the Company obtaining sufficient capital. There can be no assurance that the Company will be successful in obtaining sufficient capital. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

KUHNS BROTHERS SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2015

KUHNS BROTHERS SECURITIES CORPORATION

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2014

Total ownership equity from statement of financial condition	$	72,267
Total nonallowable assets from statement of financial condition		(65,711)
Net capital before haircuts on securities positions	$	6,556
Haircuts on securities		-
Net capital	$	6,556
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	5,889
Total aggregate indebtedness	$	5,889
Percentage of aggregate indebtedness to net capital		89.8%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	393
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	1,556
Net capital less greater of 10% of A.I. or 120% of minimum	$	556

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

KUHNS BROTHERS SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2015

Kuhns Brothers Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 is not applicable.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD. UNIT 17 #219 HUDSON NH 03051 TEL (603) 889-4243
FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Kuhns Brothers Securities Corporation

We have reviewed management's statements, included in the accompanying Annual Exemption Report, in which (1) Kuhns Brothers Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kuhns Brothers Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Kuhns Brothers Securities Corporation stated that Kuhns Brothers Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Kuhns Brothers Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kuhns Brothers Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

February 24, 2016



Since 1842

KUHNS BROTHERS SECURITIES CORPORATION

February 24, 2016

Brace & Associates, PLLC
Attn: Kari Brace
142 Lowell Road, Unit 17 #219
Hudson, NH 03051

Dear Ms. Brace:

On behalf of Kuhns Brothers Securities Corporation, I, as Chief Compliance Officer, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2015:

- Kuhns Brothers Securities Corporation claims an exemption from SEC Rule 15c3-3 under the k(2)(ii) provision.
- Kuhns Brothers Securities Corporation did not hold any customer funds or securities at any time during the year.
- Kuhns Brothers Securities Corporation met the identified exemption provisions throughout the reporting period of January 1, 2015 thru December 31, 2015 without exception.

Sincerely,



Thaddeus J. North
Chief Compliance Officer
Kuhns Brothers Securities Corporation

The Farm House 558 Lime Rock Road, Lime Rock, Connecticut 06039
Telephone (860) 435-7000 Facsimile (860) 435-6540